UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 7, 2026

Kensington Capital Acquisition Corp. VI

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43176	98-1901948
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1400 Old Country Road, Suite 301

Westbury, New York 11590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (703) 674-6514

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, one-quarter of one Class 1 redeemable warrant and three-quarters of one Class 2 redeemable warrant	KCAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	KCAC	The New York Stock Exchange
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	KCAC.W	The New York Stock Exchange
Class 2 redeemable warrants, each exercisable for one Class A ordinary share, $0.0001 par value, at an exercise price of $11.50	KCAC.W	The New York Stock Exchange
New units, each consisting of one Class A ordinary share, $0.0001 par value, and three-quarters of one Class 2 redeemable warrant	KCA.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, on July 21, 2026, Kensington Capital Acquisition Corp. VI, (“Kensington”), a Cayman Islands exempted company, and Nth Cycle, Inc., a Delaware corporation (“Nth Cycle”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Homeland Merger Sub, Inc., a Delaware corporation, Homeland Merger Sub II, LLC, a Delaware limited liability company, and (for the limited purposes set forth therein) Kensington Capital Sponsor VI LLC, a Delaware limited liability company.

On August 7, 2026, Kensington and Nth Cycle issued a joint press release announcing their confidential submission of a draft registration statement on Form S-4 with the Securities and Exchange Commission on August 7, 2026 in connection with the Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information

The Business Combination will be submitted to shareholders of Kensington for their consideration. In connection with the Business Combination, Kensington intends to file a Registration Statement with the SEC (the “Registration Statement”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Kensington in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Kensington and securityholders of Nth Cycle in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Kensington will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Kensington will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Kensington as of a record date to be established for voting on the Business Combination. Shareholders of Kensington will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, NY 11590.

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Participants in the Solicitation

Kensington and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Kensington’s shareholders with respect to the Business Combination. Information about the directors and executive officers of Kensington is set forth in its Registration Statement on Form S-1, as amended. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Business Combination and related transactions when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Nth Cycle, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

This Current Report on Form 8-K and certain of the exhibits hereto contain certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Nth Cycle following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, future opportunities for New Nth Cycle and other statements that are not historical facts.

These statements are based on the current expectations of the management of Kensington and/or Nth Cycle and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and Nth Cycle. These statements are subject to a number of risks and uncertainties regarding Nth Cycle’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by shareholders of Kensington in connection with the Business Combination; the outcome of any legal proceedings that may be

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instituted against the Parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Nth Cycle or Kensington for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Nth Cycle and the timing of expected business milestones; the effects of competition on Nth Cycle’s business; the ability of New Nth Cycle to execute its growth strategy and secure sufficient capital to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Nth Cycle to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Kensington and Nth Cycle presently do not know or that Kensington and Nth Cycle currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Kensington’s and Nth Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Kensington and Nth Cycle anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and Nth Cycle may elect to update these forward-looking statements in the future, Kensington and Nth Cycle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or Nth Cycle’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved. This Current Report on Form 8-K contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated as of August 7, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2026

KENSINGTON CAPITAL ACQUISITION CORP. VI

By:	/s/ Daniel Huber
Name:	Daniel Huber
Title:	Chief Financial Officer

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Exhibit 99.1

Nth Cycle and Kensington Capital Acquisition Corp. VI Announce Confidential Submission of Draft Registration Statement on Form S-4 With the U.S. Securities and Exchange Commission

Nth Cycle is a Pure Play Mineral Refiner for Rare Earths, Copper, and Battery Materials Aiming to Onshore the Critical Mineral Supply Chain with its Proprietary Electroextraction Platform and

OYSTER System to Reduce Dependence on Foreign Refiners

Proposed Transaction Implies a Pro Forma Enterprise Value of Approximately $585 Million

BURLINGTON, MA and WESTBURY, NY – Aug. 7, 2026 – Nth Cycle, Inc. (“Nth Cycle” or the “Company”), a pure-play critical minerals refiner focused on building midstream processing capacity, and Kensington Capital Acquisition Corp. VI (“Kensington”) (NYSE: KCAC.U), a special purpose acquisition company, today announced the confidential submission of a draft registration statement on Form S-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (“SEC”).

The Registration Statement relates to the previously announced proposed business combination between Nth Cycle and Kensington. Subject to the completion of the SEC review process and satisfaction of customary closing conditions, including the approval of Kensington’s shareholders, the combined company will be named Nth Cycle Holdings, Inc., and its common stock is expected to be listed on the NYSE under the ticker symbol “NTH.”

Dr. Megan O’Connor, Co-Founder and CEO of Nth Cycle, commented: “This submission represents an important milestone as we advance our efforts to becoming a publicly traded company and to scaling the refining capacity that the U.S. and its allies urgently need. Critical minerals are abundant globally, but carry little commercial value until they are refined, leaving the United States and its partners dependent upon China. We built our modular OYSTER system to mitigate this national security threat while also executing at a lower cost and with less waste than conventional refineries. Partnering with Kensington gives us the opportunity to execute on our mission at the speed these markets demand.”

Justin Mirro, Chairman and CEO of Kensington, added: “Nth Cycle’s OYSTER system delivers a capital-efficient solution to a critical U.S. supply-chain bottleneck and can be deployed wherever refining capacity is needed most. We are partnering with Megan and her team to scale the technology and strengthen America’s critical minerals supply chain.”

The onshoring of critical mineral refining is one of the most important supply chain challenges facing the U.S. economy, with foreign-owned companies controlling 85% of global capacity. Nth Cycle developed a modular refining platform to systematically solve this challenge and create new critical mineral supply chains in the West. Traditional refining requires significant capital, centralized facilities, and extensive permitting. Nth Cycle’s system is designed to reduce capital intensity by upwards of 70%, while building at 5 to 10 times smaller scale with installation and permitting completed within as little as 24 months.

Positioned for the Next Industrial Era, Aligned with Government Policy and Private-Sector Demand

Critical minerals sit at the center of the new industrial economy, and like oil, they hold little value until they are refined. China today controls the purification of roughly 85% of the world’s mineral-rich materials, including feedstock sourced from the United States and Europe. Reducing that concentration has become a national priority across the West, and building domestic refining capacity is among the most direct ways to address it.

Nth Cycle is currently focused on three metal markets where federal policy and private-sector demand are converging: rare earths, which enable military systems and advanced electronics; copper, essential to moving electricity, data, and industrial power; and battery materials, which underpin energy storage, transportation, and electrification. The Company’s OYSTER system and electroextraction platform lower the capital, time, and emissions required to convert industrial scrap, black mass, and primary feeds into refined nickel, cobalt, copper, and rare earth products.

Transaction Overview

The business combination values Nth Cycle at an implied enterprise value of $585 million, assuming no redemptions by Kensington’s shareholders in connection with the closing and the payment of estimated transaction expenses. Transaction proceeds to the combined company are expected to consist of up to $230 million in Kensington’s trust, subject to redemptions, and a common stock PIPE of up to $100 million, of which $40 million has to date been committed by new and existing investors. Additional information about the proposed transaction, including a copy of the Business Combination Agreement and investor presentation, included in a Current Report on Form 8-K filed by Kensington with the SEC on July 22, 2026 and available at www.sec.gov.

Kensington’s units (each of which consists of one Class A ordinary share, one-quarter of one Class 1 warrant and three-quarters of one Class 2 warrant), new units (each of which consists of one Class A ordinary share and three-quarters of one Class 2 warrant) and Class 1 warrants are listed on the New York Stock Exchange under the ticker symbols “KCAC.U,” “KCA.U” and “KCAC.W,” respectively. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. The new units will not separate into Kensington’s Class A ordinary shares and Class 2 warrants, and Kensington’s Class A ordinary shares and the Class 2 warrants will not trade separately, unless and until consummation of Kensington’s initial business combination.

About Nth Cycle, Inc.

Nth Cycle is a critical minerals midstream refining company building the technology and infrastructure needed for Western supply chains. The company addresses the structural bottleneck of foreign dependence to process domestic critical mineral resources with its modular OYSTER system and proprietary electroextraction platform. Combined, they dramatically lower capital intensity, deployment time and emissions to convert industrial scrap, black mass and primary feeds into intermediate and refined products within the nickel, cobalt, copper and rare earth value chains. These advancements enable the domestic production and allied partnerships vital to industrial competitiveness, economic growth, and national security.

About Kensington Capital Acquisition Corp. VI

Kensington Capital Acquisition Corp. VI (NYSE: KCAC.U) is a special purpose acquisition company (SPAC) led by Chairman and Chief Executive Officer, Justin Mirro, Vice Chairman and President, Dieter Zetsche, Chief Operating Officer, Robert Remenar, Chief Technology Officer, Simon Boag and Chief Financial Officer, Daniel Huber. Kensington’s independent directors are William Kassling, Anders Pettersson, Mitchell Quain, Donald Runkle and Matthew Simoncini.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination, the estimated or anticipated future results and benefits of the combined company (“New Nth Cycle”) following the business combination (the “Business Combination”), including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for New Nth Cycle and other statements that are not historical facts.

These statements are based on the current expectations of the management of Kensington and/or Nth Cycle and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and Nth Cycle. These statements are subject to a number of risks and uncertainties regarding Nth Cycle’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement (the “Business Combination Agreement”); the number of redemption requests made by shareholders of Kensington in connection with the Business Combination; the ultimate size of the PIPE conducted in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Nth Cycle or Kensington for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Nth Cycle and the timing of expected business milestones; the effects of competition on Nth Cycle’s business; the ability of New Nth Cycle to execute its growth strategy and secure sufficient capital to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Nth Cycle to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Kensington and Nth Cycle presently do not know or that Kensington and Nth Cycle currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Kensington’s and Nth Cycle’s expectations, plans or forecasts of future events and views as of the date of this press release. Kensington and Nth Cycle anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and Nth Cycle may elect to update these forward-looking statements in the future, Kensington and Nth Cycle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or Nth Cycle’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved. This press release contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

Important Information for Investors and Shareholders

The Business Combination will be submitted to shareholders of Kensington for their consideration. In connection with the Business Combination, Kensington intends to file a Registration Statement with the SEC (the “Registration Statement”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Kensington in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Kensington and securityholders of Nth Cycle in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Kensington will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This press release is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Kensington will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Kensington as of a record date to be established for voting on the Business Combination. Shareholders of Kensington will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Kensington’s shareholders with respect to the Business Combination. Information about the directors and executive officers of Kensington is set forth in its Registration Statement on Form S-1, as amended. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Business Combination and related transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Nth Cycle, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

Alpha IR Group

Jackie Marcus

617-466-9257

NTH@alpha-ir.com

Media Relations Contact:

Alpha Advisory Group

Elizabeth Castro

312-445-2874

NTH@alpha-ir.com

Kensington:

Dan Huber

Chief Financial Officer

703-674-6514

dan@kensington-cap.com